SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. _)

INNOVUS PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45778V106
(CUSIP Number)

Bassam Damaj, Ph.D. 9171 Towne Centre Drive, Suite 440 San Diego, CA 92122 (858) 964-5123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778V106	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bassam Damaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
10,316,645 (1)
	8	SHARED VOTING POWER:
4,636,701 (2)
	9	SOLE DISPOSITIVE POWER:
10,316,645 (1)
	10	SHARED DISPOSITIVE POWER: 4,636,701 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,953,346 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.88% (3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represents 1,420,817 shares held individually by the Reporting Person, 293,556 shares in aggregate held in the Reporting Person’s Individual Retirement Accounts and 8,602,272 restricted stock units that have vested or are scheduled to vest within the next 60 days.

(2) Represents 4,507,308 shares held jointly between the Reporting Person and his spouse, and 129,393 shares held individually by the Reporting Person’s spouse.

(3) This percentage is calculated based upon 40,545,545 shares of the Issuer’s Common Stock outstanding (as of March 24, 2015), as set forth in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2015.

CUSIP No. 45778V106	Page 3 of 5

Item 1.   Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Innovus Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9171 Towne Centre Drive, Suite 440, San Diego, CA 92122.

Item 2.   Identity and Background

(a) This statement is filed on behalf of Bassam Damaj (the “Reporting Person”).

(b)  The principal business address of the Reporting Person is c/o Innovus Pharmaceuticals, Inc., 9171 Towne Centre Drive, Suite 440, San Diego, CA 92122.

(c) The Reporting Person is the President, Chief Executive Officer and director of the Issuer.

(d) During the last five years, neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: USA

Item 3.   Source and Amount of Funds or Other Considerations

2011 Merger Between the Issuer and FasTrack Pharmaceuticals, Inc.

On December 7, 2011, the Issuer completed a reverse merger with FasTrack Pharmaceuticals, Inc. (“FasTrack”) as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2011.  The Reporting Person and his spouse held shares of common stock of FasTrack and in connection with the merger, their shares were exchanged for 4,513,415 shares of Common Stock of the Issuer.

Open Market Purchases

On February 2, 2013, the Reporting Person purchased through an open market or private transaction 230,406 shares of Common Stock at a price per share of $0.4752, for a purchase price of $109,488.93.

On June 12, 2013, through open market or private transactions the Reporting Person purchased 287,448 shares of Common Stock and his spouse purchased 129,393 shares of Common Stock at a price per share of $0.323, for an aggregate purchase price of $134,639.64.

Conversions

On February 19, 2014, the Reporting Person acquired 1,190,411 shares of Common Stock upon conversion of approximately $476,165 of principal and interest owed to him pursuant to line of credit convertible debenture at a conversion price of $0.40 per share.

Compensation

On February 15, 2013, the Issuer granted to the Reporting Person a Restricted Stock Unit award of 6,000,000 shares of Common Stock issued pursuant to employment agreement between the Issuer and the Reporting Person. 2,000,000 out of 6,000,000 restricted stock units subject to this award vested on the grant date. The remaining 4,000,000 restricted stock units vested in eight equal installments on a quarterly basis with the first such installment on April 1, 2013 and the last such installment on January 1, 2015. The restricted stock units will settle upon the earliest to occur of (i) the Reporting Person's service termination date, (ii) a change in control, or (iii) January 22, 2020.

CUSIP No. 45778V106	Page 4 of 5

On February 6, 2014, the Issuer granted to the Reporting Person a Restricted Stock Unit award of 852,272 shares of Common Stock as a year end bonus pursuant to Reporting Person’s employment agreement, which vested fully at the time of grant. The Restricted Stocks Units will settle upon the earliest to occur of (i) the Reporting Person’s service termination date, (ii) a change in control or (iii) February 6, 2021.

On March 31, 2015, the Issuer granted to the Reporting Person a Restricted Stock Unit award of 4,500,000 shares of Common Stock pursuant to the Issuer’s 2014 Equity Incentive Plan, of which 1,500,000 vested immediately. The remaining 3,000,000 shares will vest in equal installments on a monthly basis over the next twenty-four (24) months, of which 250,000 shares of Common Stock have vested or will vest within 60 days. These restricted stock units are scheduled to vest 100% on March 31, 2017.

Item 4.   Purpose of Transaction

The Reporting Person acquired the shares of the Issuer’s Common Stock as compensation for, and in connection with, his position as an officer and director of the Issuer as well as for investment purposes.

Mr. Damaj is the President and Chief Executive Officer of the Issuer a member of the Issuer’s Board of Directors.  In such a capacity, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction.  Additionally, in his capacities as a stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as an officer and director of the Issuer, the Reporting Person currently has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5.   Interest in Securities of the Issuer

The Reporting Person beneficially owns 14,953,346 shares of the Issuer’s Common Stock, which includes (i) 1,420,817 shares held individually by the Reporting Person, (ii) 293,556 shares in aggregate held in the Reporting Person’s Individual Retirement Accounts, (iii) 8,602,272 restricted stock units that have vested or are scheduled to vest within the next 60 days, (iv) 4,507,308 shares held jointly between the Reporting Person and his spouse and (v) 129,393 shares held individually by the Reporting Person’s spouse.  The 14,953,346 shares of the Issuer’s Common Stock represents 36.88% of the total outstanding Common Stock of the Issuer, based upon 40,545,545 shares of the Issuer’s Common Stock outstanding (as of March 24, 2015), as set forth in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2015.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

1.
Merger Agreement and Plan of Merger, dated as of July 13, 2011 by and among FasTrack, Inc., North Horizon, Inc. and North First General, Inc. filed as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 20, 2011 and incorporated herein by reference.

CUSIP No. 45778V106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2015

/s/ Bassam Damaj
Bassam Damaj